

Mail Stop 3720

April 8, 2009

Terry A. Klebe
Chief Financial Officer
Cooper Industries, Ltd.
600 Travis, Suite 5600
Houston TX, 77002

> **Re:**   **Cooper Industries, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 1-31330**

Dear Mr. Klebe:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Critical Accounting Policies, page 19

1.  We note that goodwill accounted for 42% of total assets as of December 31, 2008. And that you performed your annual goodwill impairment test on January 1, 2008, concluding that goodwill was not impaired. We also note you state the distress in the financial markets has not had a significant impact on your financial position or liquidity, both of which have remained strong as the global economic

slowdown continues to deepen. However, we note you did make employment reductions as a result of the downturn in economic conditions and you lowered the performance goals assumed to be achieved for the performance based shares, and adjusted stock compensation expense accordingly. In light of these events and any others resulting from the current economic environment, tell us whether you tested goodwill for impairment in a subsequent interim period. If you did not, tell us why, addressing the factors in paragraph 28 of SFAS 142. You should discuss in your critical accounting policies and estimates the factors you considered in determining why no interim impairment under SFAS 142 was required.

2. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

- Provide a more detailed description of the steps you perform to review goodwill for recoverability.

- Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

- Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose at a minimum:

  1) the discount rates for each reporting unit and how those discount rates were determined,
  2) how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and
  3) your consideration of any market risk premiums.

- Describe changes to the assumptions and methodologies, if any, since your annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

- Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

- Provide a table showing:

    (1) the carrying value and the fair value of each reporting unit. Alternatively, if you do not disclose the fair value of each reporting unit, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and

    (2) using hypothetical percentage reductions in fair value, disclose the percentage by which the fair value of a reporting unit would not exceed its carrying value.

- In addition, if the fair value of any of your reporting units does not exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes.

    For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Notes to Consolidated Financial Statements

Note 5: Property, Plant and Equipment, page F-14

3. With a view towards sufficiently detailed, expanded disclosure in future filings, please explain to us the nature of the assets included within the "all other" line item and your accounting for them.

Note 7: Accrued Liabilities, page F-15

4. We note the accrued liabilities include an accrual for customer incentives. Please disclose and explain to us the nature of your customer incentives and how you account for them. You should reference in your response the accounting literature that supports your policy.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information.

Detail letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,


Larry Spirgel
Assistant Director